Exhibit 4.26

SMART Technologies 3636 Research Road NW Calgary, AB T2L 1Y1 CANADA Phone 403.245.0333 Fax 403.228.2500 info@smarttech.com www.smarttech.com

Steve Winkelmann

Dear Steve;

I am very proud to confirm your appointment to the Acting role as the VP, Finance and Chief Financial Officer within the Executive team effective September 25, 2015. Further to our conversation and based on your capability, the Board and I are confident that you can take on this role and be successful. We will provide you with all the support and advice that you need to ensure that we continue to move forward with the finance team. Your strong leadership will help us maintain momentum. Steve, even though this is an interim role, you have the ability to rise to the challenge presented with this opportunity.

You will now report to the CEO; this position is held by Neil Gaydon.

Your compensation will be changed to $210,000.00 CAD and will remain once the assignment is complete. If you are the successful candidate for this role, we will review again at this time.

In recognition of your acting role, and trusting that you meet the agreed upon objectives identified in the attached, SMART would like to provide you with an additional incentive to move your compensation to $300,000 annualized. With this you will receive an additional $90,000 annualized for an extra $7,500 monthly (less applicable deductions). This incentive will be paid to you until a new candidate is appointed to take on the role or once again reassessed as required.

In addition, your bonus will be adjusted to a total of 50% for the period of time in the role based on your annualized compensation.

As discussed and agreed upon by the CEO, the above incentive is based on the attached objectives.

In addition to the above, in the event of the termination of your position outside of Article 4.1,4.2, and 4.3 as defined in your manager agreement, SMART agrees to adhere to the termination provisions in the Executive contract.

This includes but is not limited to:

(a)	the pro rata Annual Salary earned, but not yet paid, up to the Termination Date;

(b)	all vacation accrued and unused as of the Termination Date to be calculated in accordance with the Corporation’s policies and procedures;

(c)	a retiring allowance calculated on the following basis (the “Retiring Allowance”):

(i)	one (1) times the Executive’s then Annual Salary, less required withholdings; plus

(ii)	one (1) times the average of all Discretionary Bonus Plan bonus payments to the Executive by the Corporation in the three (3) fiscal years prior to the Termination Date, less required withholdings; plus

(iii)	in consideration of the termination of all benefits and perquisites effective the Termination Date, an additional amount equal to seven percent (7%) of the Executive’s then Annual Salary; and

(d)	a payment equal to the average of all Discretionary Bonus Plan bonus payments paid to the Executive by the Corporation in the three (3) fiscal years prior to the Termination Date, prorated to reflect the period of time that the Executive was employed with the Corporation in the fiscal year in which the Termination Date occurred.

We are confident that this package will assist you in continuing your success in this role and with SMART.

Yours truly,

SMART Technologies ULC

/s/ Deb Milimaka Miles
Deb Milimaka Miles
VP, People Services

cc:	Neil Gaydon, CEO

Payroll, People Services